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September 24, 2009

VIA EDGAR FILE
Michael Clampitt
Senior Attorney
Financial Services Group
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE:	Pro Financial Holdings, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form SB-2
Filed September 16, 2009
File No. 333-141191

Dear Mr. Clampitt:

We have received your comments pertaining to the above Post Effective Amendment filing and offer the following responses on behalf of Pro Financial Holdings, Inc.:

General

1.
Please ensure that any filings you make are on the proper form. In this regard, refile a post-effective amendment number 3 on Form S-1. Refer to 17 C.F.R. § 401 and SEC release 33-8876 dated December 19, 2007.

We are filing Post Effective Amendment No. 3 on Form S-1 today.

2.	Please be aware that the filing of a new registration statement triggers your requirements to comply with the Exchange Act, regardless of your previous suspension under Rule 15d-6 of the Exchange Act.

We acknowledge the requirement to comply with the Exchange Act requirements.

Exhibit 23.1

3.
It appears that James D.A. Holley & Co., P.A. is not registered with the Public Company Accounting Oversight Board as is required by Section 102 of the Sarbanes-Oxley Act of 2002. Please advise us as to how you intend to comply with the requirements of the Sarbanes-Oxley Act of 2002.

Michael Clampitt
September 24, 2009

Pro Financial Holdings will engage an auditor registered with the Public Company Accounting Oversight Board to conduct an audit of its financial statements for the year ended December 31, 2009.

We trust the foregoing properly responds to your comments. Should you have any questions or additional comments, please call me or Rob Angerer at (850) 878-2411.

Sincerely,
IGLER & DOUGHERTY, P.A.

/s/ H.D. Haughton

Herbert D. Haughton

Enclosures